October 10, 2008
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549
Attention: Amy Geddes
Re:	Arlington Tankers Ltd. Form 10-K for the Year Ended December 31, 2007 Filed on March 14, 2008 File No. 001-32343
Ladies and Gentlemen:
This letter is being submitted in response to the comment contained in the letter, dated October 7, 2008 (the “Letter”) from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) to the undersigned, the Chief Executive Officer, President and Chief Financial Officer of Arlington Tankers Ltd. (“Arlington” or the “Company”). The response below is keyed to the comment in the Letter and to the headings used in the Letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Vessels, Depreciation and Impairment, page 40
1.	We note from your disclosure here that you rely in part on “independent appraisals” to determine the fair value of your fleet. If you elect to make reference to an independent or third-party valuation specialist, you must specifically identify the specialist in your report. In addition, if you incorporate a report with such a reference into any registration statement, the specialist must be identified as an expert in the registration statement and his consent must be filed as an exhibit. As these financial statements have been incorporated by reference on page 159 of the Galileo Holding Corporation’s Form S-4 (file no. 333-153247), filed August 29, 2008, you must either amend your Form 10-K and Forms 10-Q to delete the references to the third party valuations, or amend to include the name of such third party appraiser(s) and file the related required consent.

Securities and Exchange Commission
October 10, 2008

Refer to Exhibit 23, Item 601 of Regulation S-K. Please note that this comment applies to references cited in both your annual and your interim filings.
Response:	In response to this comment, the Company has deleted the references to “independent appraisals” and is filing with the Commission amendments to its Annual Report on Form 10-K for the year ended December 31, 2007, originally filed on March 16, 2007, and to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, originally filed on May 9, 2008 and August 11, 2008, respectively. Such amendments reflect such deletions.
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Securities and Exchange Commission
October 10, 2008

In connection with responding to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact the undersigned at (203) 221-6725 or Stuart R. Nayman of WilmerHale at (212) 230-8800.

Very truly yours, ARLINGTON TANKERS LTD.
/s/ Edward Terino
By:	Edward Terino Chief Executive Officer, President and Chief Financial Officer of Arlington Tankers Ltd.
cc. Stuart R. Nayman, Wilmer Cutler Pickering Hale and Dorr LLP